900 Omnicare Center
201 East 4th Street
Cincinnati, OH, 45202-4160
TEL 513.719.2600
800.990.6664
FAX 513.719.2620

VIA EDGAR
January 3, 2014
Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
United States Securities and Exchange Commission
Division of Corporate Finance
Mail Stop 4720
Washington, D.C. 20549

Re: Omnicare, Inc.
Form 10-K for Fiscal Year Ended December 31, 2012
Filed February 19, 2013
File No. 001-08269

Dear Mr. Rosenberg:

This letter constitutes the response on behalf of Omnicare, Inc. (the “Company” or “Omnicare”) to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (“SEC”) that were contained in your letter dated December 18, 2013 to Mr. Robert O. Kraft, Senior Vice President and Chief Financial Officer of Omnicare, relating to the Omnicare Form 10-K for Fiscal Year Ended December 31, 2012 (the “10-K”). In this letter, the Staff’s comments are indicated in italics, followed by a response to the comment on behalf of the Company.

Notes to Consolidated Financial Statements
Note 10-Debt, page 54

1.
Please provide us your analysis with reference to authoritative literature demonstrating that your accounting for the April 3, 2012 debt exchange, whereby you retired $256.9 million of outstanding 2025 Notes in exchange for issuance of $390 million of 2042 Notes complies with GAAP. In your response also:

•	Provide us the calculation of the $33.3 million loss on this exchange and the related $54.5 million reduction of paid in capital;

•	Provide us the journal entries you used to record this transaction; and

•
Tell us your accounting treatment for the carrying value of the equity component related to the convertible securities disclosed in the table on page 60 including how those amounts were calculated and where the amounts are classified in your financial statements. Refer us to the accounting literature upon which you have relied.

In determining the appropriate accounting for the April 3, 2012 debt exchange, the Company considered many elements of the transaction, including whether or not the exchange resulted in a debt modification or extinguishment; the resulting accounting for transaction costs; the derecognition of the extinguished debt and finally, the appropriate recording of the newly issued debt instrument.

Upon reviewing the authoritative literature, the Company determined that its accounting for the April 3, 2012 debt exchange transaction complied with U.S. generally accepted accounting principles (“GAAP”) through the assessment outlined below.
First, the Company considered whether the debt exchange in which it retired $256.9 million of outstanding 3.75% Convertible Notes due 2025 (“2025 Notes”) in exchange for the issuance of $390 million of 3.75% Convertible Notes due 2042 (“2042 Notes”) (the “Debt Exchange”) qualified for extinguishment of debt accounting.

The Company referred to the guidance in the Financial Standard Accounting Board’s Accounting Standards Codification (“ASC”) 470-50-40-10 which indicates that from the debtor's perspective, an exchange of debt instruments between or a modification of a debt instrument by a debtor and a creditor in a non-troubled debt situation is deemed to have been accomplished with debt instruments that are substantially different if the present value of the cash flows under the terms of the new debt instrument is at least ten percent different from the present value of the remaining cash flows under the terms of the original instrument. Further, if the terms of a debt instrument are changed or modified and the cash flow effect on a present value basis is less than ten percent, the debt instruments are not considered to be substantially different, except in the following two circumstances:

•
A modification or an exchange affects the terms of an embedded conversion option from which the change in the fair value of the embedded conversion option (calculated as the difference between the fair value of the embedded conversion option immediately before and after the modification or exchange) is at least ten percent of the carrying amount of the original debt instrument immediately before the modification or exchange.

•
A modification or an exchange of debt instruments adds a substantive conversion option or eliminates a conversion option that was substantive at the date of the modification or exchange. (For purposes of evaluating whether an embedded conversion option was substantive on the date it was added to or eliminated from a debt instrument, see paragraphs 470-20-40-7 through 40-9).

The Company applied the guidance in the two step test prescribed in ASC 470-50-40-12(a-g) to the Debt Exchange and determined that the terms of the Debt Exchange extended the maturity date by 17 years, which impacts the fair value calculation and modifies the embedded conversion option. As a result, the Company analyzed the impact of this change in conversion option to determine if the modification changes the fair value of the embedded conversion option by at least ten percent of the carrying amount of the 2025 Notes immediately before the Debt Exchange, which would result in extinguishment accounting.

The Company obtained an independent third party calculation from Lazard Freres & Co. LLC (“Lazard”). The Company’s valuation and Lazard’s calculation indicated that the change in fair value of the embedded conversion option was 14.86% of the carrying value of the 2025 Notes immediately before the Debt Exchange. As a result, the Company applied extinguishment accounting based on the guidance in ASC 470-50-40-12(g).

After determining that extinguishment accounting was appropriate, the Company referred to the following guidance to account for the impact of settling the portion of the 2025 Notes and to record the 2042 Notes:

•
ASC 470-50-40-13 states that if it is determined that the original and new debt instruments are substantially different, the new debt instrument shall be initially recorded at fair value, and that amount shall be used to determine the debt extinguishment gain or loss to be recognized and the effective rate of the new instrument.

•
ASC 470-50-40-17 states that if the exchange or modification is to be accounted for in the same manner as a debt extinguishment and the new debt instrument is initially recorded at fair value, then the fees paid or received shall be associated with the extinguishment of the old debt instrument and included in determining the debt extinguishment gain or loss to be recognized.

•
ASC 470-50-40-18 states that costs incurred with third parties directly related to the exchange or modification (such as legal fees) shall be accounted for as follows when the exchange or modification is to be accounted for in the same manner as a debt extinguishment and the new debt instrument is initially recorded at fair value: the costs shall be associated with the new debt instrument and amortized over the term of the new debt instrument using the interest method in a manner similar to debt issue costs.

•
ASC 470-20-30 states that the liability component of new debt shall be measured based on the fair value of a similar liability that does not have an associated equity component and the equity component of the new debt will be measured as the initial proceeds less the liability component.

•
ASC 470-20-35 discusses the subsequent accounting for convertible debt with cash conversion features. The debt discount and debt issuance costs associated with convertible debt shall be amortized over the expected life of a similar liability that does not have an associated equity component. The equity component of convertible debt shall not be re-measured.

•
ASC 470-20-25-26 further details the accounting for transaction costs associated with convertible debt with cash conversion features. Transaction costs associated with the issuance of such debt are allocated between the liability and equity components, respectively. Costs associated with the debt component are to be amortized over the term of the new instrument as discussed above. Costs allocated to the equity component shall not be re-measured as long as the equity component continues to meet the conditions for equity classification (ASC 470-20-35-17).

Second, based on the guidance outlined above, the Company determined the derecognition accounting for the 2025 Notes that were extinguished. The loss of $33.3 million on the Debt Exchange was calculated by comparing the difference between the fair value of the debt component of the 2042 Notes ($195.7 million) using the discount rate at the time of issuance and the net carrying value of the 2025 Notes at the time of extinguishment ($162.4 million).

Item	Amount

Face value of exchanged debt	$256,946

Consideration transferred at settlement (new debt)	$390,000

Consideration Allocation:
Consideration attributed to liability component	195,735
Consideration attributed to equity component	194,265
Consideration transferred at settlement (new debt)	$390,000

Gain/(Loss) Calculation:
Principal amount of exchanged debt	$256,946
Unamortized debt discount	(94,532)
Carrying value of exchanged debt	162,414

Consideration attributed to liability component	195,735

Pre-tax Loss on extinguishment	$(33,321)

Finally, the Company determined the appropriate accounting for the 2042 Notes. ASC 470-20 requires special accounting for convertible debt instruments that may be settled in cash upon conversion, including partial cash settlement, unless the embedded conversion option must be separated and accounted for as a derivative. Provided the embedded conversion option does not have to be bifurcated and accounted for as a derivative, convertible debt instruments within the scope of ASC 470-20 should be separated into a liability component and equity component (i.e., the embedded conversion option) in a manner that reflects the interest cost at the rate of similar nonconvertible debt. The liability component of the 2042 Notes was measured based on the fair value of a similar liability that did not have an associated equity component and the equity component of the 2042 Notes was measured as the initial proceeds less the liability component.

The Company used Lazard to perform a valuation of the liability and equity components of the 2042 Notes. The fair value of the liability component was calculated using a straight debt rate at issuance of 7.11% resulting in a fair value of $228.4 million. The difference between the face value of $390 million and the fair value of the liability component was allocated to the equity component. This corresponds to the $161.6 million carrying value of the equity component disclosed in the table on page 60 of the 10-K. The carrying values of the other equity components in this table were calculated using a similar methodology. These amounts are classified in “paid in capital” in the Company’s Consolidated Balance Sheet, as part of permanent equity.

The debt issuance costs were allocated between the liability and equity components proportionately based on Lazard’s valuation. The discount on the debt and the debt issuance costs allocated to the liability component will be amortized to interest expense over the term of the notes.

The reconciliation of the $54.5 million capital reduction is included in the following table.

Equity impacts from April 3, 2012 debt exchange of 2025 Notes for 2042 Notes:

Eliminate equity component of exchanged 2025 notes	(194,265)
Record deferred financing fees on new 2042 Notes	(2,571)
Record equity component of new 2042 Notes	161,600
Record deferred tax impacts from exchanged 2025 Notes	40,743
Record deferred tax impacts from new 2042 Notes	(59,656)
Subtotal - Impact of April 3, 2012 debt exchange	(54,149)

Impacts from buyback of 3.25% convertible notes for cash

Equity impact from cash buyback	(630)
Deferred tax impact from cash buyback	233
Subtotal - Impact of cash redemption transaction	(397)

Net impact to equity roll-forward	$(54,546)

As indicated in the table, there was a debt transaction subsequent to the Debt Exchange whereby the Company purchased, for cash, $25 million of its outstanding 3.25% Convertible Senior Debentures, due 2035. The $0.4 million impact of this transaction is also included in the $54.5 million total reduction in capital in the Company’s 2012 Consolidated Financial Statements.

As requested by the Staff, the journal entries for the Debt Exchange are below.

	Debit	Credit
Debt - face value of exchanged debt	$256,946
Paid in Capital - conversion option of exchanged debt	196,836
Loss on extinguishment	33,321
Non-current assets - debt issuance costs	3,634
Accrued liabilities - debt issuance costs		$6,205
Debt discount on exchanged debt		94,532
Debt - face value of new debt		390,000
Debt discount on new debt	161,600
Paid in Capital - conversion option of new debt		161,600

	$652,337	$652,337
Income Tax impacts

Deferred tax liability - debt discount - old notes - Federal	$32,111
Deferred tax liability - debt discount - old notes - State	2,786
Paid in Capital - deferred tax liability		$34,897

Deferred tax asset - XS interest deductions - old notes - Federal	5,379
Deferred tax asset - XS interest deductions - old notes - State	467
Paid in Capital - deferred tax asset		5,846

Deferred tax liability - debt discount - new notes - Federal		54,893
Deferred tax liability - debt discount - new notes - State		4,763
Paid in Capital - deferred tax liability	59,656

	$100,399	$100,399

As requested, by way of this letter, the Company acknowledges the following to the Staff:

- Omnicare is responsible for the adequacy and accuracy of the disclosure in the filing;
- Staff comments or changes to disclosure in response to Staff comments do not foreclose the SEC from taking any action with respect to the filing; and
- Omnicare may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

If you have any questions or comments regarding the foregoing, please do not hesitate to contact me at (513) 719-1518. Thank you for your attention and consideration.

Very truly yours,

/s/ Robert O. Kraft
Robert O. Kraft
Senior Vice President and Chief Financial Officer

cc:     John L. Workman, Chief Executive Officer
PricewaterhouseCoopers LLP